Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Jun 30,		Growth % Q1 18 over Q1 17	Mar 31, 2017	Growth % Q1 18 over Q4 17
	2017	2016			
Revenues	**17,078**	**16,782**	**1.8**	**17,120**	**(0.2)**
Cost of sales	10,900	10,681	2.1	10,770	1.2
Gross Profit	**6,178**	**6,101**	**1.3**	**6,350**	**(2.7)**
Operating Expenses:					
Selling and marketing expenses	888	920	(3.5)	889	(0.1)
Administrative expenses	1,179	1,134	4.0	1,249	(5.6)
Total Operating Expenses	**2,067**	**2,054**	**0.6**	**2,138**	**(3.3)**
Operating Profit	**4,111**	**4,047**	**1.6**	**4,212**	**(2.4)**
Other Income, net	814	753	8.1	746	9.1
Share in associate's profit/(loss)	-	(2)	-	(7)	-
Write-down of investment in associate	(71)	-	-	(18)	-
Profit before income taxes	**4,854**	**4,798**	**1.2**	**4,933**	**(1.6)**
Income tax expense	1,371	1,362	0.7	1,330	3.1
Net Profit	**3,483**	**3,436**	**1.4**	**3,603**	**(3.3)**
Earnings per equity share					
Basic (₹)	**15.24**	**15.03**	**1.4**	**15.77**	**(3.3)**
Diluted (₹)	**15.23**	**15.03**	**1.3**	**15.76**	**(3.4)**

Note: During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on Q1 18 net profit is ₹71 crore. The write-down in the carrying value of this investment during the quarter ended March 31, 2017 was ₹18 crore.

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Jun 30,		Growth % Q1 18 over Q1 17	Mar 31, 2017	Growth % Q1 18 over Q4 17
	2017	2016			
Revenues	**2,651**	**2,501**	**6.0**	**2,569**	**3.2**
Cost of sales	1,692	1,592	6.3	1,614	4.8
Gross Profit	**959**	**909**	**5.5**	**955**	**0.4**
Operating Expenses:					
Selling and marketing expenses	138	137	0.7	133	3.8
Administrative expenses	183	170	7.6	188	(2.7)
Total Operating Expenses	**321**	**307**	**4.6**	**321**	**0.0**
Operating Profit	**638**	**602**	**6.0**	**634**	**0.7**
Other Income, net	127	112	13.4	112	13.4
Share in associate's profit/(loss)	-	-	-	(1)	-
Write-down of investment in associate	(11)	-	-	(3)	-
Profit before income taxes	**754**	**714**	**5.6**	**742**	**1.6**
Income tax expense	213	203	4.9	199	7.0
Net Profit	**541**	**511**	**5.8**	**543**	**(0.4)**
Earnings per equity share					
Basic ($)	**0.24**	**0.22**	**5.8**	**0.24**	**(0.4)**
Diluted ($)	**0.24**	**0.22**	**5.8**	**0.24**	**(0.4)**

Note: During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on Q1 18 net profit is $11 million. The write-down in the carrying value of this investment during the quarter ended March 31, 2017 was $3 million.

Revenues by Client Geography

(In %)

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
North America	61.1	62.3	62.0	61.9
Europe	22.4	22.1	23.0	22.5
India	3.6	3.2	2.7	3.2
Rest of the world	12.9	12.4	12.3	12.4
Total	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
Business IT Services	**62.0**	**61.9**	**62.4**	**62.3**
Application Development	15.4	15.3	14.4	15.2
Application Maintenance	16.7	16.8	19.5	17.9
Infrastructure Management Services	8.4	8.5	8.3	8.4
Testing Services	9.3	9.0	9.1	9.1
Product Engineering Services	4.1	4.0	3.5	3.8
Business Process Management	5.0	5.1	4.9	5.0
Others	3.1	3.2	2.7	2.9
Consulting, Package Implementation & Others	**32.6**	**32.6**	**32.1**	**32.3**
Products and Platforms	**5.4**	**5.5**	**5.5**	**5.4**
Total	**100.0**	**100.0**	**100.0**	**100.0**

Revenues from New Services and New Software launched from April 01, 2015 are included in Table above:

(in %)

	Q1 18
New Services *	8.3
New Software (Edge, NIA, Panaya, Skava)	1.6

* New Services include Cloud Ecosystem, Big Data and Analytics, API and Micro services, Data and Mainframe Modernization, Cyber Security, IoT Engineering Services.

Revenues by Project Type *

(in %)

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
Fixed Price	49.3	49.4	45.7	48.0
Time & Materials	50.7	50.6	54.3	52.0
Total	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Client Industry

(in %)

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
Banking & Financial Services, Insurance	**33.3**	**33.5**	**32.8**	**33.2**
Banking & financial services	27.1	27.4	27.2	27.3
Insurance	6.2	6.1	5.6	5.9
Manufacturing & Hi-Tech	**22.2**	**22.4**	**22.8**	**22.6**
Retail & Life Sciences	**22.7**	**22.7**	**24.2**	**23.4**
Retail & CPG	14.2	14.1	15.5	14.7
Transport & Logistics	1.9	2.0	1.9	2.0
Life Sciences	4.6	4.6	4.7	4.6
Healthcare	2.0	2.0	2.1	2.1
Energy, Utilities, Communications & Services	**21.8**	**21.4**	**20.2**	**20.8**
Energy & Utilities	5.2	5.0	4.7	4.9
Telecom	10.4	9.9	9.4	9.4
Others	6.2	6.5	6.1	6.5
Total	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
Number of Clients				
Active	1,164	1,162	1,126	1,162
Added during the period (gross)	59	71	95	321
Number of million dollar clients*				
1 Million dollar +	606	598	574	598
5 Million dollar +	279	282	268	282
10 Million dollar +	190	189	180	189
25 Million dollar +	97	91	87	91
50 Million dollar +	56	56	52	56
75 Million dollar +	31	31	31	31
100 Million dollar +	18	19	17	19
Client contribution to revenues				
Top client	3.3%	3.3%	3.6%	3.4%
Top 10 clients	20.0%	20.2%	22.2%	21.0%
Top 25 clients	36.0%	36.5%	38.0%	36.7%
Repeat business	99.4%	96.2%	98.8%	97.3%
Days Sales Outstanding	68	68	66	68

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
Effort				
Onsite	30.1	30.0	29.9	29.8
Offshore	69.9	70.0	70.1	70.2
Revenues				
Onsite	56.6	56.7	57.0	56.8
Offshore	43.4	43.3	43.0	43.2
Utilization				
Including trainees	80.2	78.2	76.5	77.6
Excluding trainees	84.0	82.0	80.5	81.7

Person Months Data - Consolidated IT Services

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
Billed – Onsite	112,748	110,574	104,721	431,824
– Offshore	262,338	258,408	245,332	1,015,978
TOTAL	**375,086**	**368,982**	**350,053**	**1,447,802**
Non Billable	71,463	80,799	84,864	323,638
Trainees	20,897	22,044	22,882	95,310
Sales & Support	27,152	27,737	28,965	114,707
TOTAL	**494,598**	**499,562**	**486,764**	**1,981,457**

Effort and Revenues - Consolidated IT Services

Particulars	Jun 30,		Growth % Q1 18 over Q1 17	Mar 31, 2017	Growth % Q1 18 over Q4 17
	2017	2016			
Effort - (Person months)					
Onsite	112,748	104,721	7.7	110,574	2.0
Offshore	262,338	245,332	6.9	258,408	1.5
Total	**375,086**	**350,053**	**7.2**	**368,982**	**1.7**
Revenues – ($ million)					
Onsite	1,358.19	1,283.43	5.8	1,316.48	3.2
Offshore	1,043.40	968.51	7.7	1,004.79	3.8
Total	**2,401.59**	**2,251.94**	**6.6**	**2,321.27**	**3.5**

Revenue per Employee

(In US $ K)

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
Revenue per Employee - Consolidated	51.9	51.4	50.9	51.4

Employee Metrics

(Nos.)

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
Total employees	1,98,553	2,00,364	1,97,050	2,00,364
S/W professionals	1,86,882	1,88,665	1,84,644	1,88,665
Billable	1,78,494	1,78,474	173,154	1,78,474
Banking product group	4,770	4,753	4,910	4,753
Trainees	3,618	5,438	6,580	5,438
Sales & Support	11,671	11,699	12,406	11,699
Gross addition	8,645	9,130	13,268	44,235
Attrition	10,456	8,529	10,262	37,915
Net addition	(1,811)	601	3,006	6,320
Attrition % (Annualized Standalone)	16.9%	13.5%	15.8%	15.0%
Attrition % (Annualized Consolidated)	21.0%	17.1%	21.0%	19.2%

Rupee Dollar Rate (₹)

	Quarter ended			Year Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Mar 31, 2017
Period closing rate	64.58	64.85	67.53	64.85
Period average rate	64.41	66.73	67.08	67.11

Constant Currency Reporting

Reported revenues	Q1 18	Q4 17	Q3 17	Q2 17	Q1 17
Revenues ($ mn)	2,651	2,569	2,551	2,587	2,501
Sequential growth (%)	3.2	0.7	(1.4)	3.5	2.2
YoY growth (%)	6.0	5.0	6.0	8.2	10.9

Constant currency – Q o Q	Q1 18	Q4 17	Q3 17	Q2 17	Q1 17
Revenues ($ mn)	2,628	2,552	2,579	2,599	2,489
Sequential growth (%)	2.7	0.0	(0.3)	3.9	1.7

Constant currency – Y o Y	Q1 18	Q4 17	Q3 17	Q2 17	Q1 17
Revenues ($ mn)	2,659	2,576	2,582	2,605	2,529
YoY growth (%)	6.3	5.3	7.3	8.9	12.1

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 18	FY 17	Q4 17	Q3 17	Q2 17	Q1 17
AUD	0.75	0.75	0.76	0.74	0.76	0.74
EURO	1.11	1.09	1.07	1.07	1.12	1.12
GBP	1.28	1.30	1.25	1.23	1.31	1.43

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q1 18	FY 17	Q4 17	Q3 17	Q2 17	Q1 17
AUD	7.8	7.3	7.3	7.1	7.5	7.3
EURO	10.1	9.6	9.5	10.0	9.6	9.4
GBP	5.4	5.8	5.3	5.1	6.0	6.6

Q1 2018

Geographical segment – growth

North America grew by 1.3% both sequentially and in constant currency

Europe grew by 4.7% sequentially; and 3.1% in constant currency

India grew by 14.2% sequentially; and 11.2% in constant currency

Rest of the world grew by 7.3% sequentially; and by 6.9% in constant currency

Industry segment – growth

FSI grew by 2.6% sequentially; and 2.0% in constant currency

MFG & Hi-Tech grew by 2.0% sequentially; and 1.5% in constant currency

RCL grew by 3.1% sequentially; and 2.6% in constant currency

ECS grew by 5.5% sequentially; and 4.9% in constant currency